SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Tax Payer ID (CNPJ) # 76.483.817/0001-20
PUBLICLY TRADED COMPANY
CVM Record # 1431 - 1

EXTRACT OF THE MINUTES OF THE 49th
GENERAL SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio, n° 800, Curitiba - PR. 2. DATE AND TIME: April 29, 2004 – 2:00 p.m. 3. CALL NOTICE: The call notice was published in the Diário Oficial do Estado and in the O Estado do Paraná and Folha de São Paulo newspapers. 4. ATTENDANCE: 85.08% (eighty-five point zero eight percent) of voting capital according to signatures on the Shareholders Attendance Book #3, overleaf of page 35. 5. BOARD: PAULO CRUZ PIMENTEL – member of the Board of Directors; SILMARA BONATTO CURUCHET – Chairman of the board; EDISON RAUEN VIANNA - Secretary. 6. DELIBERATIONS: Item 1: The management’s discussion and analysis report and the financial statements for the 2003 fiscal year were approved. Item 2: The management proposal to the profit appropriation and to distribute interest on own capital instead of dividends were approved. Item 3: The management proposal to increase total capital, without changing the number of shares, through the incorporation of the Earnings Reserve, with the resulting amendments of article 4 of the By-Laws, was approved. Item 4: The members for the Fiscal Council for the 2004-2005 tenure were elected as follows: by the Controlling Shareholder – Effectives: Paulo Roberto Trompczynski, Nelson Pessuti and Antonio Rycheta Arten. - Respective alternates: Serafim Charneski, Moacir José Soares and Maurílio Leopoldo Schmitt. By Minority Shareholders - Effectives: Ariovaldo dos Santos and Ernesto Rubens Gelbcke - Respective alternates: Marcos de Bem Guazelli and Nilson Zattoni. Item 5 – Sergio Botto de Lacerda and Laurita Costa Rosa were elected to end the 2003-2005 tenure for the Board of Directors. Item 6 – It was set the total amount of R$ 4.2 million for the compensation of managers and members of the Fiscal Council. Item 7 – It was approved to publish – in addition to “Diário Oficial do Estado” – in the “O Estado do Paraná” and “Gazeta Mercantil” the legal announcements required by Law 6.404/76. SIGNATURES: SILMARA BONATTO CURUCHET - President, SERGIO BOTTO DE LACERDA, PAULO CRUZ PIMENTEL - Director; RONALD THADEU RAVEDUTTI – Chief Financial Officer and Investor Relations Officer; LEONARDO FORSTER - BNDESPAR; PAULO TROMPCZYNSKI – Chairman of the Fiscal Council; OZIRES PREDEUS - PricewaterhouseCoopers - Auditores Independentes; PAULO ROBERTO ESTEVES - Virginia Retirement System, The Master T B of Japan Ltd Re Mtbc40003514, Sei Inv Can Co em Mkts Equity Fund, Central States Southeast Southwest A Pe Fd, Vanguard Emerging Markets Stock Index Fund, Vanguard Emerging Markets Stock Index Fund, Common Fund Emerging Markets I C, Commonwealth of Pennsylvania Public School; EDISON RAUEN VIANNA - Secretary

In addition to the deliberations of the 49th General Shareholders’ Meeting, we inform that the value approved as interest on own capital instead of dividends, to be paid in up to 60 days following the current date, was of R$ 42,583,755.03 (forty-two million, five hundred and eighty-three thousand, seven hundred and fifty-five reais and three cents), to be distributed as follows:

  R$ 0.14734 per lot of one thousand shares, for common shares;
  R$ 1.05973 per lot of one thousand shares, for class “A” preferred shares; and
  R$ 0.16211 per lot of one thousand shares, for class “B” preferred shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.